Mail Stop 3561

							July 28, 2005



William V. Humphreys
President and Chief Executive Officer
Citizens Bancorp, Inc.
275 Southwest Third Street
P.O. Box 30
Corvallis, OR  97339



	RE:	Citizens Bancorp/OR
		Form 10-K for the year ended December 31, 2004 filed
March
25, 2005
		File No. 0-23277


Dear Mr. Humphreys:

          We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.


Report of Independent Registered Accountant, page 29
1. Your audit report does not indicate who your auditors are, or if they signed the audit report. Please amend your filing to include a signed audit report.





William Humphreys
Citizens Bancorp/OR
July 28, 2005
Page 2


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response to this comment as an EDGAR correspondence file at the same time as you file the Form
10-
K/A.

	You may contract Robert Burnett, Staff Accountant, at (202)
551-
3330 to me at (202) 551-3841 if you have questions regarding this comment.

							Sincerely,



							Michael Moran
						            Branch Chief

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